Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered growth on top and bottom line in all divisions in Q3
•	Net sales grew 2% (cc1, +2% USD), with growth in all divisions:
o	Cosentyx (USD 556 million, +83% cc) showed strong growth across all indications
o	Entresto (USD 128 million, +138% cc) grew driven by improved access and US sales force expansion
o	Excluding Gleevec/Glivec, Oncology grew 11% (cc)
o	Alcon was up 7%[2] (cc) with strong growth in Surgical and continued growth in Vision Care
o	Sandoz grew 1% (cc) driven by growth outside the US, fully offsetting US price pressure
•	Net income grew 10% (cc, +7% USD)
•	Core[1] operating income grew 1% (cc, 0% USD) as growth drivers and productivity offset generic erosion of Gleevec/Glivec:
o	Core EPS of USD 1.29, grew 6% (cc, +5% USD)
•	Free cash flow[1] grew 18% to USD 3.1 billion, mainly due to improved cash flows from operating activities
•	Innovation momentum and progress on new launches continued in Q3:
o	Kymriah launched in the US for pediatric ALL, the first CAR-T cell therapy approval
o	ACZ885 CANTOS demonstrated reduced cardiovascular risk, including subgroup with 27% MACE[3] reduction. Safety analysis indicated lung cancer mortality benefit, to be evaluated in additional studies
o	Tafinlar + Mekinist adjuvant data showed reduced risk of recurrence in BRAF V600+ melanoma
o	Cosentyx demonstrated robust and sustained response rates after 5 years in patients with psoriasis
o	AMG 334 showed reduction in migraine days in patients with chronic migraine and prior treatment failure
o	Rydapt was approved in the EU for FLT3-mutated AML and advanced systemic mastocytosis
o	Biosimilar Rixathon (rituximab) was accepted for regulatory review by FDA
o	Alcon Clareon AutonoMe IOL was approved in the EU
•	2017 Group outlook re-confirmed; net sales expected to be broadly in line with prior year (cc), core operating income expected to be broadly in line or decline low single digit (cc)
Key figures[1]
	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 413	12 126	2	2	36 194	36 196	0	1
Operating income	2 357	2 269	4	6	6 559	6 813	-4	-1
Net income	2 083	1 945	7	10	5 727	5 762	-1	2
EPS (USD)	0.89	0.81	10	12	2.43	2.42	0	3
Free cash flow	3 064	2 591	18		7 972	6 479	23
Core
Operating income	3 382	3 381	0	1	9 627	9 974	-3	-1
Net income	3 017	2 938	3	4	8 573	8 656	-1	1
EPS (USD)	1.29	1.23	5	6	3.64	3.63	0	2

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 44 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 The Alcon results of the third quarter partly benefit from stock in trade movements, contributing approximately 2% (cc) of growth.
3 Major Adverse Cardiac Events

ALCON STRATEGIC REVIEW

In early 2017, we announced a strategic review of the Alcon Division in order to explore all options to maximize value for our shareholders.

We have made significant progress in our strategic review and have examined all options, ranging from retaining the business to IPO or a spin-off. As part of this, we have updated Alcon’s strategic plan which confirms that it has the potential to grow sales at or above market while delivering profitability at least in line with the industry. We have also made significant progress on developing a potential capital markets solution, including financial carve-outs, tax and legal entity structuring, and identifying listing and incorporation locations.

We believe the Q3 and YTD 2017 results indicate that the Alcon growth acceleration plan is beginning to generate growth, executed by a strong management team. In the near-term, Alcon will benefit from focusing on completing its turnaround in performance and leveraging the infrastructure and financial strength of Novartis. The strategic review also indicates that creating a stand-alone company via a capital markets exit could create additional shareholder value. Key criteria for a final decision and timing are dependent on continued Alcon sales growth and margin improvement which need to be demonstrated for multiple quarters leading to potential action not likely before first half of 2019.

Additionally, we have made the decision to move the Novartis Ophthalmic OTC products (2016 sales of USD 0.7 billion) to the Alcon Division effective January 1, 2018, where we believe the products will create most value, as they are complementary to the Alcon Vision Care business. At the same time this transfer will allow our Innovative Medicines Division to focus on delivering the exciting Novartis Rx product pipeline including RTH258. Our leading Ophthalmic prescription business (2016 sales of USD 4.8 billion) will remain with the Innovative Medicines Division.

Basel, October 24, 2017 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis became the first company to commercialize a CAR-T therapy, Kymriah, in Q3. Group sales were solid, with growth in all divisions, and Alcon delivered strong growth in both sales and core operating income. We are on track to deliver our full year guidance, and have confidence in our growth phase.”

GROUP REVIEW

Third quarter financials

Net sales were USD 12.4 billion (+2%, +2% cc) in the third quarter, as volume growth of 7 percentage points, including growth from Cosentyx, Entresto and Alcon, was partly offset by the negative impacts of generic competition (-4 percentage points) and pricing (-1 percentage point).

Operating income was USD 2.4 billion (+4%, +6% cc) mainly driven by growth drivers, productivity and a gain from a Swiss pension plan amendment, which were partly offset by generic erosion. Core adjustments amounted to USD 1.0 billion (2016: USD 1.1 billion).

Net income was USD 2.1 billion (+7%, +10% cc), driven by the strong operating income and higher income from associated companies.

EPS was USD 0.89 (+10%, +12% cc), driven by growth in net income and the benefit from the share buyback program.

Core operating income was USD 3.4 billion (0%, +1% cc) as growth drivers and productivity offset generic erosion. Core operating income margin in constant currencies decreased 0.2 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 0.7 percentage points to 27.2% of net sales.

Core net income was USD 3.0 billion (+3%, +4% cc), driven by growth in core operating income and higher core income from associated companies.

Core EPS was USD 1.29 (+5%, +6% cc), driven by growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 3.1 billion (+18% USD) compared to USD 2.6 billion in prior year. The increase of USD 0.5 billion was mainly driven by improved cash flows from operating activities and lower net investments in intangible assets.

Innovative Medicines net sales were USD 8.3 billion (+2%, +2% cc) in the third quarter. Volume contributed 8 percentage points to sales growth. Generic competition had a negative impact of 6 percentage points largely due to Gleevec/Glivec genericization in Europe and the US. Pricing impact was negligible.

Operating income was USD 2.2 billion (+8%, +11% cc), mainly driven by higher sales, productivity, a gain from a Swiss pension plan amendment and lower amortization, which were partly offset by generic erosion, growth investments and lower divestment gains. Core adjustments were USD 478 million (2016: USD 656 million). Core operating income was USD 2.7 billion (-1%, +1% cc). Core operating income margin in constant currencies decreased by 0.3 percentage points due to generic erosion and growth investments for Kisqali, Cosentyx and Entresto, partly offset by sales growth and productivity; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 0.7 percentage points to 32.0% of net sales.

Sandoz net sales were USD 2.6 billion (+3%, +1% cc) in the third quarter, as volume growth of 8 percentage points was offset by 7 percentage points of price erosion. Net sales across Europe and the rest of the world grew 9% (cc), offsetting the decline in the US (-13% cc).

Operating income was USD 390 million (+10%, +9% cc) mainly driven by higher sales and strong gross margin expansion, partly offset by higher M&S growth investments. Core operating income was USD 580 million (+9%, +8% cc). Core operating income margin in constant currencies increased by 1.5 percentage points; currency had a negative impact of 0.2 percentage points, resulting in a net increase of 1.3 percentage points to 22.4% of net sales.

Alcon net sales were USD 1.5 billion (+6%, +7% cc) in the third quarter, with growth in both franchises in all regions. Surgical sales grew 9% (cc) with broad recovery across most market segments, including strong growth from vitreoretinal products. The Division invested in expanding its new product launches, and Clareon AutonoMe IOL was approved in the EU in October. Vision Care sales grew 4% (cc), driven by the continued double-digit growth of Dailies Total1. The Alcon results of the third quarter partly benefit from stock in trade movements, contributing approximately 2% (cc) of growth.

Operating loss was USD 50 million, in line with prior year, as sales growth was offset by impairments related to business development activities. Core operating income was USD 238 million (+16%, +23% cc) driven by higher sales. Core operating income margin in constant currencies increased by 2.1 percentage points; currency had a negative impact of 0.8 percentage points, resulting in a net increase of 1.3 percentage points to 15.6% of net sales.

Nine month financials

Net sales were USD 36.2 billion (0%, +1% cc) in the first nine months, as volume growth of 6 percentage points, including growth from Cosentyx, Entresto, Promacta/Revolade and Tafinlar + Mekinist, was offset by the negative impacts of generic competition (-3 percentage points) and pricing (-2 percentage points).

Operating income was USD 6.6 billion (-4%, -1% cc) as generic erosion and higher impairments were mostly offset by growth drivers, productivity and lower amortization. Core adjustments amounted to USD 3.1 billion (2016: USD 3.2 billion).

Net income was USD 5.7 billion (-1%, +2% cc), due to higher income from associated companies.

EPS was USD 2.43 (0%, +3% cc), driven by net income growth and the benefit from the share buyback program.

Core operating income was USD 9.6 billion (-3%, -1% cc). Core operating income margin in constant currencies decreased 0.7 percentage points, mainly due to generic erosion of Gleevec/Glivec, partly offset by growth drivers and productivity; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.0 percentage points to 26.6% of net sales.

Core net income was USD 8.6 billion (-1%, +1% cc), due to higher core income from associated companies.

Core EPS was USD 3.64 (0%, +2% cc), with growth in core net income and the benefit from the share buyback program.

Free cash flow amounted to USD 8.0 billion (+23% USD) compared to USD 6.5 billion in the prior year. The increase of USD 1.5 billion was mainly driven by improved cash flows from operating activities.

Innovative Medicines net sales were USD 24.3 billion (0%, +2% cc) in the first nine months, as volume growth of 7 percentage points, including strong performance of Cosentyx, Entresto, Promacta/Revolade and Tafinlar + Mekinist, more than offset the negative impact of generic competition (-5 percentage points). Pricing impact was negligible.

Operating income was USD 6.0 billion (-2%, +2% cc). Core adjustments totaled USD 1.7 billion (2016: USD 1.9 billion) and decreased compared to prior year mainly due to lower amortization. Core operating income was USD 7.7 billion (-4%, -1% cc). Core operating income margin in constant currencies decreased by 0.8 percentage points mainly due to generic erosion and growth investments for Entresto, Kisqali and Cosentyx partly offset by sales growth and productivity; currency had a negative impact of 0.3 percentage points, resulting in a net decrease of 1.1 percentage points to 31.6% of net sales.

Sandoz net sales were USD 7.5 billion (-1%, -1% cc) in the first nine months, as volume growth of 6 percentage points was more than offset by 7 percentage points of price erosion. The US sales decline (-10% cc) was mostly offset by 4% (cc) growth in Europe and the rest of the world. Global Biopharmaceuticals grew 14% (cc).

Operating income was USD 1.1 billion (-2%, -3% cc) mainly due to US pricing pressure and M&S growth investments, partly offset by sales growth in the rest of world and gross margin expansion. Core operating income was USD 1.5 billion (-1%, -1% cc). Core operating income margin in constant currencies decreased by 0.1 percentage points; currency had a positive impact of 0.1 percentage points, resulting in a core operating income margin of 20.6% of net sales, in line with prior year.

Alcon net sales were USD 4.5 billion (+2%, +3% cc) in the first nine months. Surgical sales (+3% cc) grew, driven by strong performance of the vitreoretinal portfolio and cataract consumables. Vision Care sales grew (+3% cc), driven by continued double-digit growth of Dailies Total1.

Operating loss was USD 112 million in the first nine months, compared to a loss of USD 12 million in prior year, impacted by the growth plan and impairment charges related to business development activities. Core operating income was USD 636 million (-7%, -2% cc). Core operating income margin in constant currencies decreased by 0.9 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net decrease of 1.4 percentage points to 14.3% of net sales.

Key growth drivers

Underpinning our financial results in the third quarter is a continued focus on key growth drivers, including Cosentyx, Entresto, Promacta/Revolade, Tasigna, Tafinlar + Mekinist, Jakavi, and Kisqali, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Drivers

•
Cosentyx (USD 556 million, +83% cc) continued its positive launch trajectory in the third quarter with strong growth in PsA, AS and PsO. Cosentyx has been used to treat more than 100,000 patients since launch.

•	Entresto (USD 128 million, +138% cc) continued to grow, benefitting from the impact of improved access, sales force expansion in the US and broad reimbursement in Europe.

•
Promacta/Revolade (USD 227 million, +36% cc) grew at a strong double-digit rate in all regions, driven by continued worldwide uptake as well as growth of the thrombopoietin class for chronic immune thrombocytopenic purpura.

•	Tasigna (USD 482 million, +12% cc) showed solid growth mainly driven by the US and phasing in Emerging Growth Markets.

•	Tafinlar + Mekinist (USD 224 million, +27% cc) performance was driven by double-digit growth across all regions.

•
Jakavi (USD 201 million, +31% cc) showed continued double-digit growth across all regions driven by myelofibrosis and reimbursement of the second-line polycythemia vera indication in additional countries.

•	Gilenya (USD 801 million, 0% cc) was in line with prior year in the US, while Europe’s solid growth was partly offset by phasing in Emerging Growth Markets.

•
Kisqali (USD 26 million) CDK4/6 inhibitor launch progressed in the third quarter including EU approval. The full US promotional launch occurred at the end of August, and by the end of September, the vast majority of patient lives had payor access.

•	Biopharmaceuticals (USD 292 million, +9% cc) grew mainly driven by Zarxio in the US and launches of Rixathon (rituximab) and Erelzi (etanercept) in the EU.

Emerging Growth Markets

•
Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew (+5% USD, +8% cc) driven by China (+11% cc) and Russia (+23% cc).

Strengthen R&D

Innovation Review

Benefitting from our continued focus on innovation, Novartis has one of the industry’s most competitive pipelines with more than 200 projects in clinical development.

Key developments from the third quarter of 2017 include:

New approvals and regulatory opinions

•	Kymriah (tisagenlecleucel, formerly CTL019) received the first ever FDA approval for a CAR-T cell therapy. Kymriah is indicated to treat children and young adults with B-cell ALL.

•	Kisqali (ribociclib) received EU approval as a first-line option for HR+/HER2- advanced or metastatic breast cancer in combination with any aromatase inhibitor.

•	Rydapt (midostaurin) was approved in the EU to treat newly diagnosed FLT3-mutated acute myeloid leukemia (AML) and three types of advanced systemic mastocytosis.

•
Alcon Clareon AutonoMe IOL was approved in the EU in October, with the most advanced optic material available in an automated, disposable and pre-loaded delivery system. AutonoMe IOL delivery system is easy, intuitive and enhances control for precise IOL insertion during cataract surgery.

Regulatory submissions and filings

•	AMG 334 (erenumab) filing was accepted by FDA, in the third quarter, for the prevention of migraine in patients experiencing four or more migraine days per month.

•	Tasigna supplemental New Drug Application (sNDA) was accepted by FDA and granted priority review. The sNDA seeks the addition of attempting Treatment-Free Remission (TFR) into the product label.

•	Rixathon, Sandoz proposed biosimilar rituximab (Roche’s Rituxan®) was accepted for regulatory review by FDA.

Results from ongoing trials and other highlights

•
ACZ885 (canakinumab) CANTOS phase III study met its primary endpoint with a statistically significant 15% reduction of MACE in people with a prior heart attack and inflammatory atherosclerosis. A sub-group of study participants in the 150 mg arm, whose inflammation was reduced below the median hsCRP measured at three months after one dose of treatment, saw a 27% relative risk reduction on primary MACE end-point. The data was presented at the European Society of Cardiology and published in the NEJM.

•
ACZ885 CANTOS phase III blinded, pre-planned oncology safety analyses revealed a 77% reduction in lung cancer mortality and 67% reduction in lung cancer cases, in the 300 mg arm. The data were published in The Lancet. Novartis is discussing the lung cancer findings with regulatory authorities and plans to begin evaluation in additional Phase III confirmatory studies.

•
Cosentyx 5-year data was presented at the European Academy of Dermatology and Venereology. These data showed high and long-lasting skin clearance in patients with moderate-to-severe plaque psoriasis and demonstrated that the safety of this biologic was sustained over the 5-year treatment period.

•
Tafinlar + Mekinist phase III adjuvant study data were presented at the European Society for Medical Oncology. These data showed reduced risk of disease recurrence by 53% in patients with resected BRAF V600 mutation-positive melanoma and meaningful improvements in secondary endpoints, including overall survival, distant metastasis-free survival and freedom from relapse. In October, Tafinlar + Mekinist received FDA Breakthrough Therapy designation in adjuvant melanoma.

•
Gilenya phase III PARADIGMS trial in children and adolescents showed significant reduction in relapses with MS versus interferon beta-1a. PARADIGMS is a first of its kind study in pediatric MS. Other current treatments have not been evaluated in head to head trials specifically designed for children and adolescents.

•
AMG 334 (erenumab) new analysis presented at the International Headache Society demonstrated significantly reduced monthly migraine days in patients with chronic migraine who had failed previous preventive therapies. Additionally, a dedicated cardiovascular safety study re-affirmed placebo-like tolerability.

•
Xolair confirmed re-treatment efficacy in chronic spontaneous urticaria patients after treatment interruption, with 90% of patients regaining effective symptom control within 12 weeks of re-treatment. OPTIMA Phase IIIb data re-confirm that almost two thirds of patients treated with Xolair 300 mg for 6 months are well-controlled.

•
Lucentis interim results from the head to head RIVAL study were presented at EURETINA and confirmed efficacy and durability vs. aflibercept in patients with nAMD. Five-year results from the Lucentis LUMINOUS study, demonstrate real-world efficacy and safety across five retinal diseases.

•
Promacta/Revolade data showed long-term disease control for chronic/persistent immune thrombocytopenia (ITP). Nearly 70% of patients maintained platelet counts of ≥30×109/L without rescue therapy for prolonged periods. More than one-third of patients permanently stopped one or more concomitant ITP medications. The data was published in Blood in October.

•
Sandoz proposed biosimilar adalimumab (AbbVie’s Humira®) matched the reference biologic in terms of efficacy and safety in a 51-week clinical study. The biosimilar is currently under review by EMA for the treatment of several immunological diseases.

Create a stronger company for the future

We continued to advance all of our productivity and quality programs in the third quarter:

•
Novartis Business Services (NBS), our cross-divisional services organization, continues to deliver sustainable savings with a disciplined approach to investment while improving quality of services. In addition, we continue to optimize our geographical footprint to further strengthen capabilities in the five Novartis Global Service Centers.

•
Novartis Technical Operations (NTO) continues to execute on its priorities of driving efficiency through manufacturing synergy, improved resource allocation and reduction of external spend. The integrated supply chain organization is improving customer service levels, worldwide product launch coordination and its agility to respond to near-term market variability. NTO is additionally reviewing logistics strategies to improve Novartis’ overall competitiveness with a more efficient distribution network.

•
Global Drug Development (GDD), implemented in 2016, oversees drug development across the innovative medicines and the biosimilars portfolio. The enterprise-wide approach to portfolio management is enabling better resource allocation and increased R&D productivity.

•
Novartis continues to drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. A total of 161 global health authority inspections were completed in the first nine months of 2017 (54 in Q3), 25 of which were conducted by the FDA (7 in Q3 2017). All were deemed good or acceptable except for a Russian Ministry of Industry and Trade inspection at Alcon’s plant in Puurs, Belgium which needs further responses before being closed out.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In January 2017, Novartis announced an up to USD 5 billion share buyback to be executed on the second trading line. During the first nine months of 2017, Novartis repurchased 47.0 million shares (USD 3.7 billion) under this buyback and 9.8 million shares (USD 0.8 billion) to mitigate dilution related to equity-based participation plans of associates. In addition, 2.8 million shares (USD 0.2 billion) were repurchased from associates, and 12.8 million treasury shares (USD 0.7 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 46.8 million versus December 31, 2016. Novartis aims to offset the dilutive impact from equity-based participation plans of associates. These treasury share transactions resulted in a net cash outflow of USD 4.3 billion.

As of September 30, 2017, the net debt increased by USD 4.7 billion to USD 20.7 billion versus December 31, 2016. The increase was mainly driven by the USD 6.5 billion annual dividend payment, net share repurchases and M&A related payments, partly offset by USD 8.0 billion free cash flow in the first nine months of 2017. The long-term credit rating for the company continues to be double-A (Moody’s Investors Service Aa3; S&P Global Ratings AA-; Fitch Ratings AA).

2017 Outlook

Barring unforeseen events

We re-confirm our Group outlook as presented at the beginning of 2017. Group net sales in 2017 are expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition, including the continued genericization of Gleevec/Glivec in the US and Europe.

From a divisional perspective, we expect net sales performance (cc) in 2017 to be as follows:
•	Innovative Medicines: revised upward to a slight increase
•	Sandoz: revised downward to broadly in line with prior year to a slight decrease
•	Alcon: low single digit growth

Group core operating income in 2017 is expected to be broadly in line with prior year to a low single digit decline (cc).

If mid-October exchange rates prevail for the remainder of 2017, the currency impact for the year would be negligible on net sales and negative 1 percentage point on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Summary Financial Performance

Innovative Medicines	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	8 302	8 173	2	2	24 269	24 289	0	2
Operating income	2 179	2 020	8	11	5 975	6 066	-2	2
As a % of sales	26.2	24.7			24.6	25.0
Core operating income	2 657	2 676	-1	1	7 659	7 947	-4	-1
As a % of sales	32.0	32.7			31.6	32.7

Sandoz	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 584	2 517	3	1	7 465	7 539	-1	-1
Operating income	390	354	10	9	1 063	1 080	-2	-3
As a % of sales	15.1	14.1			14.2	14.3
Core operating income	580	530	9	8	1 537	1 550	-1	-1
As a % of sales	22.4	21.1			20.6	20.6

Alcon	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	1 527	1 436	6	7	4 460	4 368	2	3
Operating loss	-50	-50	0	19	-112	-12	nm	nm
As a % of sales	-3.3	-3.5			-2.5	-0.3
Core operating income	238	206	16	23	636	687	-7	-2
As a % of sales	15.6	14.3			14.3	15.7

Corporate	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-162	-55	nm	nm	-367	-321	-14	-24
Core operating loss	-93	-31	nm	nm	-205	-210	2	-10

Total Group	Q3 2017	Q3 2016	% change		9M 2017	9M 2016	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net Sales	12 413	12 126	2	2	36 194	36 196	0	1
Operating income	2 357	2 269	4	6	6 559	6 813	-4	-1
As a % of sales	19.0	18.7			18.1	18.8
Core operating income	3 382	3 381	0	1	9 627	9 974	-3	-1
As a % of sales	27.2	27.9			26.6	27.6
Net income	2 083	1 945	7	10	5 727	5 762	-1	2
EPS (USD)	0.89	0.81	10	12	2.43	2.42	0	3
Cash flows from operating activities	3 586	3 231	11		9 213	7 884	17
Free cash flow	3 064	2 591	18		7 972	6 479	23
nm = not meaningful

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2143757/821433.pdf.

Novartis Q3 and 9M 2017 Condensed Interim Financial Report – Supplementary Data

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “growing,” “driven,” “continued,” “growth drivers,” “momentum,” “progress,” “launches,” “launched,” “strategic review,” “outlook,” “on track,” “guidance,” “confidence,” “growth phase,” “expect,” “expected,” “growth plan,” “launch trajectory,” “launch,” “continued focus,” “pipelines,” “option,” “priority review,” “seeks,” “proposed,” “ongoing,” “discussing,” “plans,” “under review,” “to accelerate,” “to strengthen,” “for the future,” “continues,” “continue,” “priorities,” “improving,” “reviewing,” “strategies,” “enabling,” “strategy,” “remains a priority,” “to be executed,” “aims,” “re-confirm,” “would,” “estimated,” “will,” “potential,” “pipeline,” “initiate,” “recommended,” “recommendation,” “next-generation,” “investigating,” “evaluating,” “begin evaluation,” “commitment,” “planned,” “subject to,” “Fast Track designation,” “underway,” “submitted,” “can,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the strategic review being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the strategic review being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc. Stelara® is a trademark of Janssen Biotech, Inc. Rituxan® is a registered trademark of Biogen. Humira® is a registered trademark of AbbVie Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic and biosimilar pharmaceuticals and eye care. Novartis has leading positions globally in each of these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion. Novartis Group companies employ approximately 121,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Important dates
November 13, 2017   R&D update and investor event in London
January 24, 2018    Fourth quarter and full year results 2017
March 2, 2018     Annual General Meeting
April 19, 2018      First quarter results 2018
May 15-16, 2018    Meet Novartis Management investor event in Basel
July 18, 2018       Second quarter results 2018
October 18, 2018      Third quarter results 2018